Exhibit 99.4

Note to the reader

The monthly report on financial transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1) In March 2020, the World Health Organization declared a COVID-19 pandemic. The pandemic and the measures implemented to deal with it are having significant impacts, in particular on the Québec government’s financial situation.

The Monthly Report on Financial Transactions at July 31, 2021 will be published at the same time as the fall 2021 Update on Québec's Economic and Financial Situation.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
		June		April to June
	2020	2021	Change	2020-2021	2021-2022	Change	Change (%)
Own-source revenue	7 604	8 747	1 143	18 556	25 368	6 812	36.7
Federal transfers	2 714	2 519	-195	6 805	7 016	211	3.1
Consolidated revenue	10 318	11 266	948	25 361	32 384	7 023	27.7
Portfolio expenditures(2)	-9 209	-9 902	-693	-27 706	-29 750	-2 044	7.4
Debt service	-610	-724	-114	-1 808	-2 191	-383	21.2
Consolidated expenditure	-9 819	-10 626	-807	-29 514	-31 941	-2 427	8.2
SURPLUS (DEFICIT)(3)	499	640	141	-4 153	443	4 596	-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-201	-359	-158	-589	-802	-213	-
BUDGETARY BALANCE(4)	298	281	-17	-4 742	-359	4 383	-

Other own-source revenue increased by $989 million (32.9%) to $4.0 billion, due to:

  a $514-million increase (61.3%) in duties and permits, due in particular to the increase in mining revenues resulting from sustained metal prices in markets since 2020 and to the increase in revenues collected under Québec’s cap-and-trade system for greenhouse gas emission allowances;

  a $475-million increase (21.9%) in miscellaneous revenue, due in particular to higher revenues from the sale of goods and services due to the easing of lockdown measures related to the COVID-19 pandemic compared to the same period in 2020.

Revenue from government enterprises increased by $587 million (157.8%) to $959 million. This increase is mainly attributable to the impact of COVID-19 on the results of government enterprises in 2020-2021, particularly those of Loto-Québec and Hydro-Québec, as well as favourable results in 2021-2022 for Investissement Québec.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
		June		April to June
	2020	2021	Change	2020-2021	2021-2022	Change	Change (%)
Income and property taxes
Personal income tax	2 957	3 548	591	7 765	9 643	1 878	24.2
Contributions for health services	501	604	103	1 367	1 783	416	30.4
Corporate taxes	640	838	198	1 200	2 481	1 281	106.8
School property tax	121	87	-34	367	262	-105	-28.6
Consumption taxes	2 251	2 085	-166	4 481	6 247	1 766	39.4
Tax revenue	6 470	7 162	692	15 180	20 416	5 236	34.5
Duties and permits	250	470	220	839	1 353	514	61.3
Miscellaneous revenue	739	812	73	2 165	2 640	475	21.9
Other own-source revenue	989	1 282	293	3 004	3 993	989	32.9
Total own-source revenue excluding revenue from government enterprises	7 459	8 444	985	18 184	24 409	6 225	34.2
Revenue from government enterprises	145	303	158	372	959	587	157.8
TOTAL	7 604	8 747	1 143	18 556	25 368	6 812	36.7

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
		June		April to June
	2020	2021	Change	2020-2021	2021-2022	Change	Change (%)
Equalization	1 104	1 094	-10	3 313	3 280	-33	-1.0
Health transfers	575	867	292	1 724	2 038	314	18.2
Transfers for post-secondary education and other social programs	138	136	-2	415	408	-7	-1.7
Other programs	897	422	-475	1 353	1 290	-63	-4.7
TOTAL	2 714	2 519	-195	6 805	7 016	211	3.1

Expenditure in the Éducation portfolio increased by $414 million (9.6%) to $4.7 billion. This increase is explained in particular by the reopening of schools, which were temporarily closed in the spring of 2020 due to the COVID-19 pandemic.

Expenditure in the Enseignement supérieur portfolio increased by $114 million (5.8%) to $2.1 billion.

Expenditure in other portfolios increased by $34 million (0.4%) to $8.7 billion.

Debt service expenditure increased by $383 million (21.2%) to $2.2 billion. This increase is mainly due to the rise in interest rates.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(5)
(unaudited data, millions of dollars)
			June		April to June
	2020	(6)	2021	Change	2020-2021	(6)	2021-2022	Change	Change (%)
Santé et Services sociaux	4 330		4 659	329	12 871		14 326	1 455	11.3
Éducation	1 546		1 710	164	4 325		4 739	414	9.6
Enseignement supérieur	614		643	29	1 960		2 074	114	5.8
Other portfolios(7)	2 652		2 791	139	8 680		8 714	34	0.4
Change in application of the accounting standard respecting transfer payments(8)	67		99	32	-130		-103	27	-20.8
Portfolio expenditures	9 209		9 902	693	27 706		29 750	2 044	7.4
Debt service	610		724	114	1 808		2 191	383	21.2
TOTAL	9 819		10 626	807	29 514		31 941	2 427	8.2

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits, and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

Beginning with the Monthly Report on Financial Transactions at December 31, 2020, the presentation of net financial surpluses (requirements) has been modified to make it comparable to the presentation used in the Québec Budget Plan - March 2021. Thus, the heading “Investments, loans and advances” now includes the change in short-term investments, and the heading “Retirement plans and other employee future benefits” now takes into account the reinvestment of investment income from the Retirement Plans Sinking Fund and specific funds. A new heading, “Deposits in the Generations Fund,” includes the financial requirements generated by the revenues dedicated to the Generations Fund.

For the period of April to June 2021, net financial requirements amount to $10.9 billion and are due to:

  the $443-million surplus resulting from the difference between government revenues and expenditures;

  the $5.9-billion financial requirements for investments, loans and advances, due primarily to an increase in short-term investments of $5.0 billion as part of overall cash management, as well as the growth in the consolidation value of government enterprises;(9)

  the $376-million financial requirements related to government capital investments, mainly due to investments of $1.5 billion, offset by amortization expenses of $1.1 billion;(9)

  the $783-million financial requirements related to retirement plans and other employee future benefits liabilities, resulting from the payment of government employee benefits of $1.6 billion, partially offset by the net cost of plans of $833 million;(9)

  the $3.4-billion financial requirements for other accounts(10), needs that arise notably from disbursements relating to expenditure recorded at the end of 2020-2021;

  the $802-million financial requirements generated by the deposits in the Generations Fund.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
	April to June
	2020-2021	2021-2022
SURPLUS (DEFICIT)(3)	-4 153	443
Non-budgetary transactions
Investments, loans and advances	-5 656	-5 934
Capital investments	-18	-376
Retirement plans and other employee future benefits	-671	-783
Other accounts(10)	-5 579	-3 408
Deposits in the Generations Fund	-589	-802
Total non-budgetary transactions	-12 513	-11 303
NET FINANCIAL SURPLUSES (REQUIREMENTS)	-16 666	-10 860

APPENDIX 1: BUDGET FORECASTS

BUDGET FORECASTS FOR 2021-2022
(millions of dollars)
	March 2021
	Budget	(11)	Change (%)	(12)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	35 921		2.0
Contributions for health services	6 796		5.3
Corporate taxes	8 013		0.4
School property tax	1 113		-4.5
Consumption taxes	23 325		14.8
Tax revenue	75 168		5.7
Duties and permits	4 853		10.8
Miscellaneous revenue	10 989		4.5
Other own-source revenue	15 842		6.4
Total own-source revenue excluding revenue from government enterprises	91 010		5.8
Revenue from government enterprises	4 658		16.8
Total own-source revenue	95 668		6.3
Federal transfers	26 899		-11.1
Total consolidated revenue	122 567		1.9
CONSOLIDATED EXPENDITURE
Santé et Services sociaux	-52 358		-2.6
Éducation	-18 312		3.9
Enseignement supérieur	-9 491		8.5
Other portfolios(7)	-40 981		-3.8
Change in application of the accounting standard respecting transfer payments	-732		-
Portfolio expenditures	-121 874		-1.2
Debt service	-8 613		12.4
Total consolidated expenditure	-130 487		-0.4
Provision for economic risks and other support and recovery measures	-1 250		-
SURPLUS (DEFICIT)(3)	-9 170		-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-3 080		-
BUDGETARY BALANCE(4)	-12 250		-

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five public service missions. This breakdown of the government’s expenditures into its main areas of activity is a stable indicator over time because it is usually not influenced by Cabinet shuffles. Moreover, since this breakdown is also used in the Public Accounts, its presentation in the monthly report on financial transactions allows for a better monitoring of actual results over the course of the year.

The public service missions are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which includes, in particular, last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists mainly of the activities of the legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	June			April to June
	2020	(6)	2021	2020-2021	(6)	2021-2022
Health and Social Services	4 245		4 535	12 564		14 023
Education and Culture	2 247		2 477	6 580		7 082
Economy and Environment	1 166		1 263	3 647		3 820
Support for Individuals and Families	759		792	2 897		2 824
Administration and Justice	725		736	2 148		2 104
Change in application of the accounting standard respecting transfer payments(8)	67		99	-130		-103
TOTAL	9 209		9 902	27 706		29 750

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e. that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the financing of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Change in application of the accounting standard respecting transfer payments

The Québec government contributes to the financing of public infrastructure owned by third parties. In most cases, financing is provided through annual transfers paid according to a schedule that corresponds to the rate of repayment of the loans contracted by the recipients to carry out the projects.

For these infrastructure projects, the government changed the application of PS 3410, Transfer payments, to account for transfer expenditures based on the period of completion of eligible work by transfer recipients. Previously, transfer expenditures were recorded at the rate of disbursements authorized by Parliament and the balance of funded work was reported in contractual obligations. This change results in more timely recognition of transfer expenditures in the government’s consolidated financial statements.

In this monthly report, the estimated impact of this change has been accounted for retroactively and is presented in the consolidated expenditures in the line "Change in application of the accounting standard respecting transfer payments." Public Accounts 2020-2021, which will be published in the fall, will present the final impact of the application of the accounting standard, including on the government’s accumulated deficit as at March 31, 2021.

Notes

(1)	A summary of the government’s accounting policies can be found on pages 82 to 85 of Volume 1 of the Public Accounts 2019-2020.
(2)	Portfolio expenditure includes the impact of the change in application of the accounting standard respecting transfer payments.
(3)	Balance as defined in the Public Accounts.
(4)	Budgetary balance within the meaning of the Balanced Budget Act.
(5)	Consolidated expenditures by mission are presented in Appendix 2.
(6)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2021-2022 budgetary structure.
(7)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(8)

The change in application of the accounting standard respecting transfer payments decreases cumulative expenditure at June 30, 2020 and 2021. Expenditures that were previously recorded in the first months of the fiscal year are now recorded based on the estimated progress of the work performed by the recipients.

(9)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(10)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(11)	The presentation of the budgetary information in this monthly report is consistent with that of the financial framework as published in the Québec Budget Plan - March 2021.
(12)	This is the annual change compared to results in 2020-2021.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.